UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
As at and for the Three Months Ended March 31, 2023

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	37

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$532.1	$407.8
Receivables and other current assets	7	132.8	128.0
Inventories	8	233.7	199.9
Assets held for sale	4	115.3	785.6
		1,013.9	1,521.3
Non-current assets
Property, plant and equipment	9	2,814.5	2,598.0
Exploration and evaluation assets	10	17.2	28.3
Restricted cash	6	58.6	56.3
Inventories	8	67.3	92.4
Other assets	11	117.4	128.8
		3,075.0	2,903.8
		$4,088.9	$4,425.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$259.0	$294.1
Income taxes payable		38.9	37.8
Other current liabilities	12	95.5	24.2
Current portion of lease liabilities		6.7	5.1
Current portion of long-term debt	16	8.9	8.7
Liabilities held for sale	4	5.9	276.3
		414.9	646.2
Non-current liabilities
Deferred income tax liabilities		19.3	22.6
Provisions	13	321.2	310.4
Lease liabilities		90.1	68.7
Long-term debt	16	652.9	910.0
Côté Gold repurchase option	5	198.8	—
Deferred revenue	17	179.0	240.8
Other liabilities	15	21.1	19.6
		1,482.4	1,572.1
		1,897.3	2,218.3
Equity
Attributable to equity holders
Common shares		2,730.9	2,726.3
Contributed surplus		54.6	58.2
Accumulated deficit		(620.5)	(632.4)
Accumulated other comprehensive income (loss)		(41.2)	(21.3)
		2,123.8	2,130.8
Non-controlling interests		67.8	76.0
		2,191.6	2,206.8
Contingencies and commitments	13(b), 29
Subsequent events	4, 5, 16(a)
		$4,088.9	$4,425.1
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	38

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2023	2022
Continuing Operations:
Revenues		$226.2	$265.0
Cost of sales	22	(183.1)	(194.0)
Gross profit		43.1	71.0
General and administrative expenses		(12.7)	(14.2)
Exploration expenses		(7.7)	(8.0)
Other expenses	23	(5.3)	(2.8)
Earnings from operations		17.4	46.0
Finance costs	24	(4.7)	(1.2)
Foreign exchange loss		—	(3.6)
Interest income, derivatives and other investment gains	25	6.6	7.6
Earnings before income taxes		19.3	48.8
Income tax expense	14	(8.6)	(25.0)
Net earnings from continuing operations		10.7	23.8
Net earnings from discontinued operations, net of income tax	4	6.3	8.0
Net earnings		$17.0	$31.8
Net earnings from continuing operations attributable to:
Equity holders		$6.3	$16.0
Non-controlling interests		4.4	7.8
Net earnings from continuing operations		$10.7	$23.8
Net earnings attributable to:
Equity holders		$11.9	$23.8
Non-controlling interests		5.1	8.0
Net earnings		$17.0	$31.8

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	26	479.0	477.6
Diluted	26	483.1	482.4

Basic and diluted earnings per share from continuing operations	26	$0.01	$0.03
Basic and diluted earnings per share from discontinued operations	26	$0.01	$0.02
Basic and diluted earnings per share	26	$0.02	$0.05
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	39

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)	Three months ended March 31,
(In millions of U.S. dollars)	2023	2022
Net earnings	$17.0	$31.8
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserves
Net unrealized change in fair value of marketable securities	1.8	0.9
Net realized change in fair value of marketable securities	(1.2)	0.3
	0.6	1.2
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	(3.1)	46.2
Time value of options contracts excluded from hedge relationship	(12.9)	(18.0)
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	(3.5)	(8.7)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(1.9)
Tax impact	0.3	(1.8)
	(19.2)	15.8
Total other comprehensive income (loss)	(18.6)	17.0
Comprehensive income (loss)	$(1.6)	$48.8

Comprehensive income (loss) attributable to:
Equity holders	$(6.7)	$40.8
Non-controlling interests	5.1	8.0
Comprehensive income (loss)	$(1.6)	$48.8

Total comprehensive income (loss) attributable to equity holders arising from:
Continuing operations	$(12.3)	$33.2
Discontinued operations	5.6	7.6
Comprehensive income (loss) attributable to equity holders	$(6.7)	$40.8
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	40

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2023	2022
Operating activities
Net earnings from continuing operations		$10.7	$23.8
Adjustments for:
Depreciation expense		44.4	60.2
Deferred revenue recognized	17	—	(48.8)
Income tax expense	14	8.6	25.0
Derivative gain		(1.7)	(10.5)
Write-down of inventories		0.9	2.2
Finance costs	24	4.7	1.2
Other non-cash items	27(a)	(3.7)	1.4
Adjustments for cash items:
Proceeds from gold prepayment	17	—	59.0
Settlement of derivatives		3.0	4.8
Disbursements related to asset retirement obligations		(0.2)	(0.4)
Movements in non-cash working capital items and non-current ore stockpiles	27(b)	(42.3)	7.3
Cash from operating activities, before income taxes paid		24.4	125.2
Income taxes paid		(11.0)	(9.2)
Net cash from operating activities related to continuing operations		13.4	116.0
Net cash from operating activities related to discontinued operations		15.4	26.3
Net cash from operating activities		28.8	142.3
Investing activities
Capital expenditures for property, plant and equipment		(215.1)	(141.8)
Capitalized borrowing costs	24	(6.9)	(0.3)
Disposal of marketable securities (net)		—	7.8
Proceeds from sale of Rosebel	4	386.4	—
Other investing activities	27(c)	4.4	—
Net cash from (used in) investing activities related to continuing operations		168.8	(134.3)
Net cash used in investing activities related to discontinued operations		(8.2)	(26.2)
Net cash from (used in) investing activities		160.6	(160.5)
Financing activities
Payment of lease obligations		(1.2)	(1.0)
Repayment of equipment loans	27(d)	(2.2)	(1.8)
Repayment of credit facility	27(d)	(255.0)	—
Funding from Sumitomo Metal Mining Co. Ltd.	5	196.1	—
Common shares issued for cash on exercise of stock options		—	1.0
Other financing activities		(2.1)	(1.6)
Net cash used in financing activities related to continuing operations		(64.4)	(3.4)
Net cash used in financing activities related to discontinued operations		(2.0)	(4.1)
Net cash used in financing activities		(66.4)	(7.5)
Effects of exchange rate fluctuation on cash and cash equivalents		2.1	0.3
Increase (decrease) in cash and cash equivalents - all operations		125.1	(25.4)
Increase (decrease) in cash and cash equivalents - held for sale		(0.8)	(18.7)
Increase (decrease) in cash and cash equivalents - continuing operations		124.3	(44.1)
Cash and cash equivalents, beginning of the period		407.8	544.9
Cash and cash equivalents, end of the period		$532.1	$500.8
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	41

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)	Three months ended March 31,
(In millions of U.S. dollars)	2023	2022

Common shares
Balance, beginning of the period	$2,726.3	$2,719.1
Issuance of common shares for share-based compensation	4.6	6.9
Balance, end of the period	2,730.9	2,726.0

Contributed surplus
Balance, beginning of the period	58.2	59.1
Issuance of common shares for share-based compensation	(4.6)	(6.9)
Share-based compensation	0.9	2.3
Other	0.1	0.4
Balance, end of the period	54.6	54.9

Accumulated deficit
Balance, beginning of the period	(632.4)	(562.2)
Net earnings attributable to equity holders	11.9	23.8
Balance, end of the period	(620.5)	(538.4)

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the period	(43.2)	(36.0)
Net change in fair value of marketable securities, net of income taxes	0.6	1.2
Balance, end of the period	(42.6)	(34.8)
Cash flow hedge fair value reserve
Balance, beginning of the period	21.9	59.8
Net change in fair value and time value of cash flow hedges recognized in property, plant and equipment	(1.3)	(4.4)
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes	(19.2)	15.8
Balance, end of the period	1.4	71.2
Total accumulated other comprehensive income (loss)	(41.2)	36.4
Equity attributable to equity holders	2,123.8	2,278.9

Non-controlling interests
Balance, beginning of the period	76.0	77.3
Net earnings attributable to non-controlling interests	5.1	8.0
Elimination of non-controlling interests on disposal of Rosebel	(13.3)	—
Balance, end of the period	67.8	85.3
	$2,191.6	$2,364.2
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	42

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the Three Months Ended March 31, 2023 and 2022
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)
1.    Corporate Information and Nature of Operations
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The Company has two operating mines: Essakane (Burkina Faso) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) with production planned to commence in early 2024. On October 18, 2022 the Company entered into a definitive agreement to sell its interests in Rosebel (Suriname) and the transaction closed on January 31, 2023. Rosebel is accounted for as an asset held for sale until derecognition on January 31, 2023 and discontinued operation for one month ended January 31, 2023 (note 4). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. The Company announced a transaction on December 20, 2022 to sell its interest in its development and exploration assets in West Africa (the "Bambouk assets") (note 4).
The Company is currently incurring significant cash expenditures in developing the Côté Gold project. The Company’s portion of funding the unincorporated joint venture to complete the construction of the Côté Gold project, after the funding by the Company's joint venture partner Sumitomo Metal Mining Co. Ltd. ("SMM") as per the funding agreement entered into with SMM on December 19, 2022 (note 5), is estimated to be between $460.0 million and $535.0 million from April 1, 2023. The Company intends to use the funds received from the sale of Rosebel and the anticipated proceeds from the sale of the Bambouk assets in West Africa to fund the remaining expenditures of the Côté Gold project.
2.    Basis of Preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries and joint venture as at and for the three months ended March 31, 2023, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the board of directors of the Company approved on May 11, 2023.
(b)    Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 19.
(c)    Basis of consolidation
Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	March 31, 2023	December 31, 2022	Type of Arrangement	Accounting Method
IAMGOLD Essakane S.A. ("Essakane S.A.")	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	—	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine[2]	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[2,3]	Côté Gold project (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Boto S.A.[4]	Boto Gold project (Senegal)	90%	90%	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Merrex Gold Inc.	Diakha-Siribaya Gold project (Mali)[4]	100%	100%	Subsidiary	Consolidation
1.The sale of the Rosebel mine, which includes the Saramacca Project, was completed on January 31, 2023 (note 4).
2.Part of IAMGOLD Corporation.
3.The Company holds a 70% participating interest in the assets, liabilities, revenues and expenses through an unincorporated joint venture with SMM with respect to the Côté Gold project (the "Côté UJV"). The Company's interest was diluted to 62.5% by March 31, 2023 as part of the SMM financing arrangement, however, the Company will continue to account for 70% of the participating interest until its option to repurchase its interest expires (note 5). A third party holds various net profit interests and net participation interests in the mineral tenure comprising the project. The net interest of IAMGOLD in the mineral tenure comprising the current pit shell is approximately 57.81% (December 31, 2022 - 64.75%).
4.As at March 31, 2023, Boto Gold project and Diakha-Siribaya Gold project continues to meet the criteria to be classified as held for sale (note 4).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	43

(d)    Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three months ended March 31, 2023. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
3.    Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective
(a) Adoption of new accounting standards
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2022. The following new accounting pronouncements are effective for annual periods beginning on or after January 1 2023 and have been incorporated into the consolidated interim financial statements:
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).
•Definition of Accounting Estimates (Amendments to IAS 8).
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes).
The adoption of these pronouncements did not have a significant impact.
(b) New accounting standards issued but not effective
Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after March 31, 2023:
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024.
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases) effective for annual periods beginning on or after January 1, 2024.
•Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely. Early adoption is still permitted.
None of these pronouncements are expected to have a significant impact on the Company's consolidated interim financial statements upon adoption. The Company does not intend to early adopt these standards.
4.    Assets and Liabilities Held for Sale and Discontinued Operations
Rosebel mine
On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. to sell its 95% interests in the Rosebel mine. On January 31, 2023, the Company completed the sale of its 95% interest in the Rosebel mine to Zijin Mining Group Co. Ltd. ("Zijin"). The Company received cash proceeds of $386.4 million in the first quarter of 2023, consisting of sales proceeds of $360.0 million, plus $29.8 million of cash held by Rosebel on January 31, 2023, less preliminary working capital adjustments of $3.4 million. The Company is due to receive approximately $9.8 million by June 30, 2023, consisting of the remaining cash balance held by Rosebel on January 31, 2023 of $9.6 million plus $0.2 million of final working capital adjustments. On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, which has been included in earnings (loss) from discontinued operations. The existing royalty, based on production at Rosebel, and held by Euro Ressources S.A. ("EURO") will remain an obligation of the Company.
The Rosebel mine was previously reported under the Rosebel segment and its assets and liabilities were classified as held for sale on December 31, 2022. The results of operations have been restated for the three months ended March 31, 2022 to reclassify the earnings (loss) as earnings (loss) from discontinued operations.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	44

The Company recognized a loss on disposal of $7.4 million, net of income tax, calculated as follows:

January 31,
2023
Proceeds received on closing	$360.0
Cash and cash equivalents transferred up to March 31, 2023	29.8
Cash and cash equivalents to be received, net of final working capital adjustments	9.8
Working Capital	(3.6)
Transaction costs	(8.7)
Net proceeds	$387.3

Cash and cash equivalents	$39.8
Receivables and other current assets	26.7
Inventories	153.7
Property, plant and equipment	446.2
Other non-current assets	10.5
Accounts payable and accrued liabilities	(76.0)
Provisions	(103.8)
Other liabilities	(89.1)
Net carrying amount, January 31, 2023	408.0
Non-controlling interest	(13.3)
Net assets attributable to IAMGOLD	$394.7
Less: net proceeds	387.3
Loss on sale of Rosebel	$7.4
The net earnings from discontinued operations from the Rosebel Mine, which include the results of operating activities for the periods ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31,
	2023 [1]	2022
Revenues	$47.2	$91.6
Cost of sales	(23.8)	(81.6)
General and administrative expenses	—	(0.9)
Exploration expenses	(0.1)	(0.2)
Other expenses	(1.3)	(1.3)
Finance costs	(0.1)	—
Foreign exchange gain (loss)	(0.2)	0.2
Interest income, derivatives and other investment gains	—	1.8
	21.7	9.6
Income tax	(8.0)	(1.6)
Net earnings from discontinued operations before disposal	$13.7	$8.0
Loss on sale of Rosebel	(7.4)	—
Net earnings from discontinued operations	$6.3	$8.0
1.Amounts disclosed for 2023 are for the period until January 31, 2023, the date the transaction closed.
Bambouk assets
On December 20, 2022, the Company announced that it had entered into definitive agreements with Managem, S.A. to sell the Company’s interest in its exploration and development projects in Senegal, Mali and Guinea (the “Bambouk assets”). The Company will receive total cash payments of approximately $282.0 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project ("Boto") in Senegal and 100% interest in each of: i) the Diakha-Siribaya Gold Project in Mali, Karita Gold Project and associated exploration properties in Guinea, and ii) the early stage exploration properties of Boto West, Senala West, Daorala, and iii) the vested interest in the Senala Option Earn-in Joint Venture also in Senegal.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	45

The total consideration of $282.0 million is subject to changes in intercompany loans associated with the continued advancement of the projects between December 20, 2022 and the closing of respective asset sales. The remaining 10% interest in Boto will continue to be held by the Government of Senegal.
The transactions are subject to certain regulatory approvals including, as applicable, approval for the transfer of permits and licenses from the Governments of Senegal, Mali, and Guinea, as well as other customary closing conditions. The Company received consent of IAMGOLD's syndicate of lenders. Closing of various components of the transactions are expected to occur upon satisfaction of the applicable regulatory conditions and are expected to close over the course of the second and third quarters of 2023.
As at March 31, 2023, the Bambouk assets continued to meet the criteria for held-for-sale accounting in line with IFRS 5. All assets and liabilities relating to the Bambouk assets have been classified as current assets and current liabilities held for sale.
The assets and liabilities of the Bambouk assets that are included in the held-for-sale categories are summarized below:

	March 31,	December 31,
	2023	2022
Assets classified as held-for-sale
Cash and cash equivalents	$1.8	$2.3
Receivables and other current assets	0.3	—
Exploration and evaluation assets	34.1	34.1
Property, plant and equipment	78.1	78.5
Other non-current assets	1.0	1.1
	$115.3	$116.0
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$5.9	$7.7
	$5.9	$7.7
Subsequent to quarter end, on April 25, 2023, the Company completed the sale of the its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early stage exploration properties of Boto West, Sengal West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million (pre-tax). The gross proceeds include a deferred payment of approximately $32.0 million to be received at the earliest of six months or the closing of the remaining transactions.
5.    Unincorporated Arrangement and SMM Funding Arrangement
The Company is a 70% partner in the Côté Gold project, an unincorporated joint venture (“UJV”) formed with SMM to construct and operate the Côté Gold mine. The UJV is governed by the Côté Gold Joint Venture Agreement (“UJV agreement”). The UJV agreement gives the Company and SMM interests and obligations in the underlying assets, liabilities, revenues and expenses.
On December 19, 2022, the Company announced it had entered into an amendment of the UJV agreement with SMM. Pursuant to the amended UJV agreement, commencing in January 2023, SMM contributed $189.0 million of the Company's funding obligations to the Côté Gold project up to March 31, 2023. As a result of SMM funding such amounts, the Company transferred, 7.5% of its interest in the Côté Gold project to SMM (the "Transferred Interests"). Subsequent to March 31, 2023, SMM contributed an additional $61.0 million of the Company’s funding obligations and the Company transferred an additional 2.2% of its interest in the Côté Gold project to SMM, increasing the Transferred Interests to 9.7%. As of May 1 2023 SMM has contributed, in total, the maximum $250.0 million of the Company’s funding obligations and will not make any further contributions on behalf of the Company.
SMM contributed an incremental $7.1 million during the three months ended based on its increased ownership.
The Company has a right to repurchase the Transferred Interests on seven dates between November 30, 2023 and November 30, 2026, to return to its full 70% interest in the Côté Gold project (the "Repurchase Option"). The Company may exercise the repurchase option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus any incremental contributions made and less incremental gold production received by SMM based on its increased ownership, up to achieving commercial production. SMM will retain the net proceeds or payments its increased ownership from the achievement of commercial production up to the repurchase of the Transferred Interest.
Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company has to pay a repurchase option fee to SMM on the terms set forth in the amended UJV agreement. The fee accrued during 2023 will be included in the amount payable on the exercise of the Repurchase Option. Commencing in 2024, the fee will be payable in cash on a quarterly basis.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	46

The amendment to the Côté Gold UJV also includes changes to the operators fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD’s rights on the Oversight Committee are maintained and IAMGOLD remains as the operator.
The transaction is accounted for as a financial liability under IFRS 15, as control is not deemed to pass to SMM due to the Company’s right to exercise the Repurchase Option in the future. As a result, the Company will continue to account for a 70% interest in the UJV as the Transferred Interest was not recorded as a sale.
Amounts received in relation to the Côté repurchase option liability for the three months ended March 31, 2023 include:

Balance, December 31, 2022	$—
Funding obligations contributed by SMM	189.0
Incremental funding by SMM due to increased ownership	7.1
Repurchase option fee[1]	2.7
Balance, March 31, 2023	$198.8
1.Repurchase option fee of $2.7 million was capitalized to Côté Gold Construction in progress.
6. Restricted Cash
As at March 31, 2023, the Company had long-term restricted cash of XOF 27.8 billion (March 31, 2023 - $46.0 million; December 31, 2022 - XOF 27.8 billion, $45.3 million) in support of environmental closure cost obligations related to the Essakane mine and $11.1 million (December 31, 2022 - $11.0 million) posted as cash collateral for a surety bond issued for the guarantee of certain environmental closure cost obligations related to the Doyon division and Côté Gold project. Additionally, the Company has posted $1.5 million (December 31, 2022 - $nil) as security for certain environmental closure cost obligations at the Doyon division. The XOF currency, also referred to as the West African CFA franc, is issued by the Central Bank of West African States (BCEAO) and is the denomination of the long-term restricted cash related to the Essakane mine.
7.    Receivables and Other Current Assets

	March 31, 2023	December 31, 2022
Income taxes receivable	$0.5	$0.5
Receivables from governments[1]	81.4	78.5
Deferred consideration from the sale of Sadiola	1.2	1.2
Other receivables	15.1	4.0
Total receivables	98.2	84.2
Prepaid expenses	14.3	13.4
Hedge derivatives	12.5	21.3
Non-hedge derivatives	7.8	9.1
	$132.8	$128.0
1.Receivables from governments relate primarily to value added taxes in Burkina Faso and Harmonized Sales Taxes in Canada.
8.    Inventories

	March 31, 2023	December 31, 2022
Finished goods	$43.6	$42.6
Ore stockpiles	55.3	30.4
Mine supplies	134.8	126.9
	233.7	199.9
Non-current ore stockpiles	67.3	92.4
	$301.0	$292.3
For the three months ended March 31, 2023, the Company recognized a net realizable value write-down in finished goods amounting to $0.7 million (three months ended March 31, 2022 - $0.6 million).
For the three months ended March 31, 2023, the Company recognized a net realizable value write-down in current ore stockpiles amounting to $nil (three months ended March 31, 2022 - $1.2 million) and non-current ore stockpiles amounting to $nil (three months ended March 31, 2022 - $3.5 million).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	47

For the three months ended March 31, 2023, the Company recognized a write-down in mine supplies inventories amounting to $0.3 million (three months ended March 31, 2022 - $0.6 million).
For the three months ended March 31, 2023, the Company recognized $10.1 million in cost of sales related to operating below normal capacity at Essakane (three months ended March 31, 2022 - $nil).
9. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2022	$1,078.6	$3,305.0	$1,977.9	$108.6	$6,470.1
Additions	638.7	221.7	100.8	75.5	1,036.7
Changes in asset retirement obligations	—	(22.4)	—	—	(22.4)
Disposals	—	—	(49.6)	(4.8)	(54.4)
Transfers within property, plant and equipment	(73.8)	25.1	52.6	(3.9)	—
Reclassification to assets held for sale	(79.6)	(1,022.6)	(583.5)	(90.0)	(1,775.7)
Balance, December 31, 2022	$1,563.9	$2,506.8	$1,498.2	$85.4	$5,654.3
Additions[2]	184.4	24.8	10.0	24.0	243.2
Changes in asset retirement obligations	—	7.2	—	—	7.2
Disposals	—	—	(0.3)	—	(0.3)
Transfers within property, plant and equipment	(11.6)	—	11.8	(0.2)	—
Transfers from exploration & evaluation assets	—	11.1	—	—	11.1
Reclassification for assets held for sale	0.4	—	—	—	0.4
Balance, March 31, 2023	$1,737.1	$2,549.9	$1,519.7	$109.2	$5,915.9

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2022	$—	$2,419.3	$1,418.6	$44.3	$3,882.2
Depreciation expense[3]	—	183.8	126.9	15.9	326.6
Disposals	—	—	(46.7)	(4.4)	(51.1)
Impairment charge	—	109.1	39.5	11.4	160.0
Transfers within Property, plant and equipment	—	—	2.0	(2.0)	—
Reclassification to assets held for sale	—	(749.1)	(461.4)	(50.9)	(1,261.4)
Balance, December 31, 2022	$—	$1,963.1	$1,078.9	$14.3	$3,056.3
Depreciation expense[3]	—	18.0	23.2	4.2	45.4
Disposals	—	—	(0.3)	—	(0.3)
Balance, March 31, 2023	$—	$1,981.1	$1,101.8	$18.5	$3,101.4
Carrying amount, December 31, 2022	$1,563.9	$543.7	$419.3	$71.1	$2,598.0
Carrying amount, March 31, 2023	$1,737.1	$568.8	$417.9	$90.7	$2,814.5
1.Right-of-use assets consist of property, plant and equipment related to assets leased and accounted for under IFRS 16. The Company entered into lease financing agreements on behalf of the Côté Gold project as the operator of the unincorporated joint venture. In accordance with IFRS 16, the Company recorded 100% of the lease liability and right-of-use assets as it entered into the agreement as operator for the 70% owned Côté Gold joint venture.
2.For the three months ended March 31, 2023, borrowing costs attributable to qualifying assets associated with the Côté Gold project, Essakane and Westwood mines totaling $20.6 million (three months ended March 31, 2022 - $9.5 million) were capitalized using a weighted average interest rate. The weighted average interest rate was based on the 5.75% senior notes, credit facility, equipment loans, gold prepayments and leases.
3.Excludes depreciation expense related to corporate office assets, included within other non-current assets, which is included in general and administrative expenses.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	48

10.    Exploration and Evaluation Assets

	Diakha-Siribaya Gold project	Fayolle property	Monster Lake project	Nelligan	Gosselin	Other	Total
Balance, January 1, 2022	$36.6	$9.2	$7.8	$1.8	$5.0	$1.3	$61.7
Reclassification to assets held for sale	(34.1)	—	—	—	—	—	(34.1)
Write-down	(1.2)	—	—	—	—	—	(1.2)
Reclassification to other	(1.3)	—	—	—	—	1.3	—
Exploration and evaluation expenditures	—	1.9	—	—	—	—	1.9
Balance, December 31, 2022	$—	$11.1	$7.8	$1.8	$5.0	$2.6	$28.3
Transfers to Property, plant and equipment[1]		(11.1)	—	—	—	—	(11.1)
Balance, March 31, 2023	$—	$—	$7.8	$1.8	$5.0	$2.6	$17.2
1.During the first quarter of 2023, capitalized costs related to Fayolle property were transferred from Exploration and evaluation assets to Property, plant and equipment – Mining Properties (note 9). No impairment was recorded upon transfer.
11.    Other Non-Current Assets

	Notes	March 31, 2023	December 31, 2022
Marketable securities	19(a)	$7.1	$6.1
Deferred consideration from the sale of Sadiola	19(a)	20.1	19.6
Advances for the purchase of capital equipment[1]		59.3	66.4
Income taxes receivable		2.9	2.7
Bond fund investments	19(a)	2.0	2.0
Royalty interests[2]		7.1	7.2
Long-term prepayment		3.6	3.6
Hedge derivatives		3.9	7.0
Non-hedge derivatives		3.9	6.7
Other		7.5	7.5
		$117.4	$128.8
1.Includes advances related to the Côté Gold project of $51.8 million (December 31, 2022 - $59.0 million).
2.The Company, through its 90%-owned subsidiary EURO, owns a royalty whereby EURO is entitled to receive 50% of the payable silver production over the life of mine on the Bomboré Project that is owned by a subsidiary of Orezone Gold Corporation. The agreement is accounted for as a royalty interest. The royalty interest is recorded at cost and subsequently measured at cost less accumulated depreciation. During the year ended December 31, 2022, the Company recorded an impairment of $5.6 million relating to the Paul Isnard royalty interests on the Montagne d'Or project owned by Orea Mining that is held by EURO.
12.    Other Current Liabilities

	Notes	March 31, 2023	December 31, 2022
Current portion of provisions	13	$7.8	$5.6
Current portion of other liabilities	15	23.3	18.6
Current portion of deferred revenue	17	64.4	—
		$95.5	$24.2

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	49

13.    Provisions

	Notes	March 31, 2023	December 31, 2022
Asset retirement obligations	(a)	$310.7	$298.5
Other		18.3	17.5
		$329.0	$316.0
Current portion of provisions		$7.8	$5.6
Non-current provisions		321.2	310.4
		$329.0	$316.0
(a)Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the LOM, changes in discount rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
(b)Provisions for litigation claims and regulatory assessments
The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company’s financial position, results of operations or cash flows.
The Attorney General of Burkina Faso commenced proceedings against Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. From the sale of gold and silver extracted from carbon fines, the third party facility has paid to the Burkinabe authorities on behalf of Essakane S.A. (and would pay in respect of the shipment that is currently embargoed) the royalty applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. An internal review of the veracity of the allegations was undertaken and, other than in respect of certain notification and other relatively immaterial regulatory violations, the Company is of the view that the proceedings are without merit and is vigorously defending against the allegations. At this time, the Company cannot predict the outcome and any resulting penalties with any certainty, accordingly, no amounts have been recorded for any potential liability arising from the proceedings.
14.    Income Taxes
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for continuing operations for the three months ended March 31, 2023 was $8.6 million (three months ended March 31, 2022 - $25.0 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to fluctuations for the recognition of certain tax benefits and related deferred tax assets and net foreign earnings taxed at different tax rates.
15.    Other Liabilities

	Notes	March 31, 2023	December 31, 2022
Hedge derivatives		$14.2	$4.8
Non-hedge derivatives		10.6	13.9
Yatela liability	(a)	18.5	18.5
Other liabilities		1.1	1.0
		$44.4	$38.2
Current portion of other liabilities		$23.3	$18.6
Non-current portion of other liabilities		21.1	19.6
		$44.4	$38.2

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	50

(a)Yatela liability
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment. The Company continues to fund its proportionate share of expenditures for Yatela.
16.    Long-term Debt and Credit Facility

	Notes	March 31, 2023	December 31, 2022
Credit Facility	(a)	$200.0	$455.0
5.75% senior notes	(b)	447.6	447.6
Equipment loans	(c)	14.2	16.1
		$661.8	$918.7
Current portion of long-term debt		$8.9	$8.7
Non-current portion of long-term debt		652.9	910.0
		$661.8	$918.7
(a)Credit Facility
The Company has a $490 million secured revolving credit facility ("Credit Facility"), which was entered into in December 2017 and was amended subsequently to extend the maturity date to January 2025, consent to the sale of Rosebel (note 4), the sale of the Bambouk assets (note 4) and for entering into the SMM funding arrangement (note 5). The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage.
During the three months ended March 31, 2023, the Company repaid $255.0 million (December 31, 2022 - $nil) and drew down $nil (December 31, 2022 - $455.0 million) on the Credit Facility. As of March 31, 2023, the Company had letters of credit of CAD$44.2 million ($32.7 million; December 31, 2022 - CAD$24.8 million; $18.4 million) drawn against the Credit Facility. The available amount under the Credit Facility was $257.3 million as at March 31, 2023. Subsequent to quarter end, on May 3, 2023, the Company repaid the remaining outstanding $200.0 million of the Credit Facility.
(b)5.75% senior notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company has various prepayment options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at March 31, 2023 was $nil (December 31, 2022 - $nil).
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
March 31, 2023	$450.0	$605.3	$25.9	$51.8	$51.8	$475.8
December 31, 2022	$450.0	$605.3	$25.9	$51.8	$51.8	$475.8
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $5.2 million as at March 31, 2023 (December 31, 2022 – $5.5 million) and the embedded derivative

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	51

(c)Equipment loans
The Company has equipment loans with a carrying value of $14.2 million as at March 31, 2023 (December 31, 2022 - $16.1 million), secured by certain mobile equipment, with interest rates between 5.23% and 5.95% and which mature in 2024. The equipment loans are carried at amortized cost on the consolidated balance sheets.
The following are the contractual maturities related to the equipment loans, including interest payments:

	Payments due by period
Equipment loans balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
March 31, 2023	$14.2	$15.1	$9.6	$5.1	$0.4	$—
December 31, 2022	$16.2	$17.3	$9.1	$6.8	$1.4	$—
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.1 million as at March 31, 2023 (December 31, 2022 – $0.1 million).
(d)Surety bonds
As at March 31, 2023, the Company had CAD$201.4 million ($148.9 million; December 31, 2022 ‐ CAD$215.8 million, $159.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to the Doyon division and the Côté Gold project. The Company posted letters of credit in the amount of CAD$29.8 million ($22.1 million) under the Credit Facility and CAD$14.9 million ($11.1 million) in cash deposits as collateral for the surety bonds. The balance of $115.8 million remains uncollateralized.
(e)Performance bonds
As at March 31, 2023, performance bonds of CAD$37.3 million ($27.6 million; December 31, 2022 - CAD$37.3 million, $27.6 million) were outstanding in support of certain obligations related to the construction of the Côté Gold project.
17.    Deferred Revenue
During 2019, the Company entered into a gold sale prepayment arrangement (the “2019 Prepay Arrangement”) with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in exchange for physically delivering 12,500 ounces of gold per month in 2022 for a total of 150,000 ounces. The cost of the 2019 Prepay Arrangement was 5.38% per annum. 150,000 ounces were physically delivered during the year ended December 31, 2022 in relation to the 2019 Prepay Arrangement and the Company received $30.0 million in cash in relation to the collar. All deliveries on the 2019 Prepay Arrangement have been fulfilled as at December 31, 2022.
During 2021, the Company entered into gold sale prepayment arrangements (the “2022 Prepay Arrangements”) at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. The arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million over the course of 2022 under the 2022 Prepay Arrangement and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparties over the course of 2024.
The arrangements have been accounted for as contracts in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made.
An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes	2019 Prepay Arrangement	2022 Prepay Arrangements	Total
Balance, January 1, 2022		$189.7	$—	$189.7
Proceeds from gold prepayment		—	236.0	236.0
Revenue recognized		(195.0)	—	(195.0)
Finance costs	24	5.3	4.8	10.1
Balance, December 31, 2022		$—	$240.8	$240.8
Finance costs	24	—	2.6	2.6
Balance, March 31, 2023		$—	$243.4	$243.4
Current portion of deferred revenue		$—	$64.4	$64.4
Non-current deferred revenue		—	179.0	179.0
		$—	$243.4	$243.4

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	52

18.    Financial Instruments
(a)Risks
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.
As at March 31, 2023, the Company’s cash and cash equivalents and short-term investments balance was $532.1 million (December 31, 2022 - $407.8 million) and it had $257.3 million available under the Credit Facility (note 16(a)). As at March 31, 2023, the Company had accounts payable and accrued liabilities of $259.0 million (December 31, 2022 - $294.1 million), total lease liabilities of $96.8 million (December 31, 2022 - $73.8 million), Notes payable of $447.6 million (December 31, 2022 - $447.6 million), Credit Facility payable of $200.0 million (December 31, 2022 - $455.0 million) and equipment loans payable of $14.2 million (December 31, 2022 - $16.1 million).
The Côté UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing.
(b)Cash flow hedge fair value reserve
(i)Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, January 1, 2022	$24.5	$38.5	$1.0	$64.0
Unrealized gain (loss) recognized in cash flow hedge reserve	(13.1)	41.4	1.4	29.7
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(7.2)	(37.5)	(0.8)	(45.5)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(17.3)	—	(17.3)
Time value excluded from hedge relationship	(1.0)	(4.7)	(1.7)	(7.4)
Balance, December 31, 2022	$3.2	$20.4	$(0.1)	$23.5
Unrealized gain (loss) recognized in cash flow hedge reserve	0.3	(2.6)	(0.8)	(3.1)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(1.1)	(3.6)	—	(4.7)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(0.2)	—	(0.2)
Time value excluded from hedge relationship	(0.4)	(0.2)	(12.8)	(13.4)
Balance, March 31, 2023	$2.0	$13.8	$(13.7)	$2.1

Consisting of:
Current portion of hedge asset	$2.5	$9.9	$—	$12.4
Non-current portion of hedge asset	—	3.9	—	3.9
Current portion of hedge liability	$(0.5)	$—	$(4.3)	$(4.8)
Non-current portion of hedge liability	—	—	(9.4)	(9.4)
	$2.0	$13.8	$(13.7)	$2.1

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	53

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at March 31, 2023 and December 31, 2022 was as follows:

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, December 31, 2022
Accumulated cash flow hedge fair reserve (before tax)	$3.2	$19.2	$0.6	$23.0
Hedging instruments	$3.2	$19.2	$0.6	$23.0
Hedged items premiums paid	$(3.2)	$(19.2)	$(0.6)	$(23.0)

Balance, March 31, 2023
Accumulated cash flow hedge fair reserve (before tax)	$2.4	$12.8	$(0.1)	$15.1
Hedging instruments	$2.4	$12.8	$(0.1)	$15.1
Hedged items premiums paid	$(2.4)	$(12.8)	$0.1	$(15.1)
(ii)Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Three months ended March 31,
	2023	2022
Consolidated balance sheets
Property, plant and equipment	$(1.2)	$(4.4)
Consolidated statements of earnings (loss)
Revenues	0.5	0.3
Cost of sales	(2.8)	(4.8)
General and administrative expenses	(0.1)	(0.4)
	(2.4)	(4.9)
Discontinued operations	(0.6)	(3.8)
	$(4.2)	$(13.1)
Revenues for the three months ended March 31, 2023 include $0.5 million (March 31, 2022 - $0.4 million) of losses related to premiums previously paid and realized during the year. Crude oil derivative contracts exceeded highly probable future oil consumption and resulted in the de-designation of these contracts. The Company recognized hedge ineffectiveness for the three months ended March 31, 2023 of $4.2 million loss (March 31, 2022 - $1.9 million gain) on non-hedge derivatives.
(c)Gain (loss) on non-hedge derivatives
Gains and losses on non-hedge derivatives, including embedded derivatives, are included in interest income, derivatives and other investment gains (losses) (note 25) in the consolidated statement of earnings (loss).
These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 16(b)), the TARF, the extendible forward currency arrangements ("Extendible Forwards").

		Three months ended March 31,
	Notes	2023	2022
Embedded derivatives - Notes		$—	$(1.2)
TARF[1]		1.3	2.9
Extendible Forwards[2]		0.4	2.2
Crude oil derivative contracts[3]		(2.4)	1.9
Other		—	(0.3)
	25	$(0.7)	$5.5
1.TARF includes $1.6 million of realized losses on forward settlements for the three months ended March 31, 2023 (three months ended March 31, 2022 - $1.0 million realized gains).
2.Extendible Forwards include $nil of realized gains on forward settlements for the three months ended March 31, 2023 (three months ended March 31, 2022 - $1.2 million realized gain).
3.Crude oil derivative contracts includes $4.2 million of unrealized losses on partial discontinuation of hedging relationship previously related to Rosebel and $1.7 million of realized gains.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	54

19.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2022.
(a)The Company's fair values of financial assets and liabilities

	March 31, 2023
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$532.1	$532.1	$—	$—	$532.1
Restricted cash	58.6	58.6	—	—	58.6
Marketable securities	7.1	7.1	—	—	7.1
Bond fund investments	2.0	2.0	—	—	2.0
Deferred consideration from the sale of Sadiola	20.1	—	—	20.1	20.1
Derivatives
Currency contracts	2.5	—	2.5	—	2.5
Crude oil contracts[1]	25.4	—	25.4	—	25.4
Gold bullion contracts	—	—	—	—	—
	$647.8	$599.8	$27.9	$20.1	$647.8
Liabilities
Derivatives
Currency contracts	$(0.5)	$—	$(0.5)	$—	$(0.5)
Gold bullion contracts	(13.8)	—	(13.8)	—	(13.8)
TARF	(8.3)	—	(8.3)	—	(8.3)
Extendible Forwards[2]	(1.6)	—	(1.6)	—	(1.6)
Long-term debt - Credit Facility	(200.0)	—	(200.0)	—	(200.0)
Long-term debt - Notes[3]	(452.8)	(351.0)	—	—	(351.0)
Long-term debt - equipment loans[4]	(14.3)	—	(14.2)	—	(14.2)
	$(691.3)	$(351.0)	$(238.4)	$—	$(589.4)
1.Includes hedge and non-hedge derivatives.
2.The carrying amount excludes unamortized deferred gains of $0.6 million.
3.The carrying amount excludes unamortized deferred transaction costs of $5.2 million and the embedded derivative.
4.The carrying amount excludes unamortized deferred transaction costs of $0.1 million.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	55

	December 31, 2022
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$407.8	$407.8	$—	$—	$407.8
Restricted cash	56.3	56.3	—	—	56.3
Marketable securities and warrants	6.1	5.7	—	0.4	6.1
Bond fund investments	2.0	2.0	—	—	2.0
Deferred consideration from the sale of Sadiola	19.6	—	—	19.6	19.6
Derivatives
Currency contracts	3.3	—	3.3	—	3.3
Crude oil contracts[1]	36.2	—	36.2	—	36.2
Gold bullion contracts	4.6	—	4.6	—	4.6
	$535.9	$471.8	$44.1	$20.0	$535.9
Liabilities
Derivatives
Currency contracts	$(0.1)	$—	$(0.1)	$—	$(0.1)
Gold bullion contracts	(4.7)	—	(4.7)	—	(4.7)
TARF	(11.2)	—	(11.2)	—	(11.2)
Extendible Forwards[2]	(1.8)	—	(1.8)	—	(1.8)
Long-term debt - Credit Facility	(455.0)	—	(455.0)	—	(455.0)
Long-term debt - Notes[2]	(453.1)	(352.5)	—	—	(352.5)
Long-term debt - equipment loans[3]	(16.2)	—	(15.8)	—	(15.8)
	$(942.1)	$(352.5)	$(488.6)	$—	$(841.1)
1.Includes hedge and non-hedge derivatives.
2.The carrying amount excludes unamortized deferred gains of $0.9 million.
3.The carrying amount excludes unamortized deferred transaction costs of $5.5 million and the embedded derivative.
4.The carrying amount excludes unamortized deferred transaction costs of $0.1 million.
(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Deferred consideration from the sale of Sadiola
The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.
Derivatives - options and forwards
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	56

Derivative - TARF
The fair value of the TARF as at March 31, 2023 was $8.3 million (December 31, 2022 - $11.2 million) and is accounted for at FVTPL. The TARF contractually obligates the Company to future sales of U.S. dollars that are determined by future USDCAD exchange rates in line with notional amounts established by the arrangement. The valuation is based on the discounted estimated cash flows resulting from prevailing USDCAD rates at each future monthly option fixing date. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future USDCAD exchange rates. Valuation of the TARF is therefore classified within Level 2 of the fair value hierarchy.
Derivative - Extendible forward arrangement
The fair value of the extendible forward arrangement as at March 31, 2023 was $1.6 million (December 31, 2022 - $1.8 million) and is accounted for at FVTPL. For both forward contracts and the extension option within this arrangement, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty or the Company. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on the Notes
The fair value of the embedded derivatives as at March 31, 2023 was $nil (December 31, 2022 - $nil) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Unsecured High Yield Notes
The fair value of the Notes as at March 31, 2023 was $351.0 million (December 31, 2022 - $352.5 million). The fair value of the Notes is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.
Credit Facility
The fair value of the Credit Facility as at March 31, 2023 was $200.0 million (December 31, 2022 - $455.0 million) which is approximately its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.
Equipment loans
The fair value of the equipment loans as at March 31, 2023 was $14.2 million (December 31, 2022 - $15.8 million). The fair value of the equipment loans is determined by applying a discount rate, reflecting the credit spread based on the Company's credit ratings to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.
20.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Three months ended March 31,
Number of common shares (in millions)	Notes	2023	2022
Outstanding, beginning of the period		479.0	477.0
Issuance of shares for share-based compensation	21	1.9	2.0
Outstanding, end of the period		480.9	479.0

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	57

21.    Share-Based Compensation
(a)Options
Share option plan
A summary of the status of the Company's share option plan and changes during the period is presented below:

Three months ended March 31, 2023	Options (in millions)	Weighted average exercise price (CAD/share)[1]
Outstanding, beginning of the period	4.7	$4.86
Expired	(0.2)	3.26
Outstanding, end of the period	4.5	$4.95
Exercisable, end of the period	3.2	$5.28
1.Exercise prices are denominated in Canadian dollars. The CADUSD exchange rate at March 31, 2023 was $0.7393/CAD.
(b)Other share-based compensation
Share incentive plan
A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the period is presented below.

Three months ended March 31, (in millions)	2023
Outstanding, beginning of the period	6.3
Granted	—
Issued	(1.9)
Forfeited and withheld for tax	(0.7)
Outstanding, end of the period	3.7
22.    Cost of Sales

	Three months ended March 31,
	2023	2022
Operating costs[1]	$129.6	$121.8
Royalties	9.5	12.3
Depreciation expense[2]	44.0	59.9
	$183.1	$194.0
1.Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
23.    Other Expenses

	Three months ended March 31,
	2023	2022
Changes in asset retirement obligations at closed mines	$4.2	$—
Other	1.1	2.8
	$5.3	$2.8

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	58

24.    Finance Costs

	Three months ended March 31,
	2023	2022
Credit Facility fees	$1.0	$1.0
Other finance costs	3.7	0.2
	$4.7	$1.2
The interest expense and accretion expense for gold prepayments during the three months ended March 31, 2023 were $17.9 million and $2.6 million respectively, the total expense were capitalized to qualifying assets (three months ended March 31, 2022 - interest expense of $7.5 million and accretion expense for gold prepayments of $2.1 million).
Total interest paid during the three months ended March 31, 2023 was $6.9 million (three months ended March 31, 2022 - $0.3 million). Interest paid relates to interest charges on the Company's 5.75% senior notes, Credit Facility, equipment loans and leases.
25.    Interest Income, Derivatives and Other Investment Gains (Losses)

	Three months ended March 31,
	2023	2022
Interest income	$6.1	$0.5
Gains (losses) on non-hedge derivatives and warrants	(0.7)	5.5
Insurance recoveries	—	1.2
Fair value of deferred consideration from the sale of Sadiola	0.5	0.4
Other gains	0.7	—
	$6.6	$7.6
26.    Earnings Per Share
(a)Basic earnings (loss) per share computation

	Three months ended March 31,
	2023	2022
Numerator
Net earnings from continuing operations attributable to equity holders	$6.3	$16.0
Net earnings from discontinued operations attributable to equity holders	$5.6	$7.8
Net earnings attributable to equity holders	$11.9	$23.8
Denominator (in millions)
Weighted average number of common shares (basic)	479.0	477.6
Basic earnings from continuing operations per share attributable to equity holders	$0.01	$0.03
Basic earnings from discontinued operations per share attributable to equity holders	$0.01	$0.02
Basic earnings per share attributable to equity holders	$0.02	$0.05

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	59

(a)Diluted earnings per share computation

	Three months ended March 31,
	2023	2022
Denominator (in millions)
Weighted average number of common shares (basic)	479.0	477.6
Dilutive effect of options	—	0.1
Dilutive effect of share units	4.1	4.7
Weighted average number of common shares (diluted)	483.1	482.4
Diluted earnings from continuing operations per share attributable to equity holders	$0.01	$0.03
Diluted earnings from discontinued operations per share attributable to equity holders	$0.01	$0.02
Diluted earnings per share attributable to equity holders	$0.02	$0.05
Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Three months ended March 31,
(in millions)	2023	2022
Options	4.2	5.0
27.    Cash Flow Items
(a)Adjustments for other non-cash items within operating activities

		Three months ended March 31,
	Notes	2023	2022
Share-based compensation		$0.8	$2.1
Write-down of assets		—	0.1
Changes in estimates of asset retirement obligations at closed sites	23	4.2	—
Interest income	25	(6.1)	(0.5)
Fair value of deferred consideration from the sale of Sadiola		(0.5)	(0.4)
Effects of exchange rate fluctuation on cash and cash equivalents		(2.1)	(0.3)
Effects of exchange rate fluctuation on restricted cash		(0.8)	1.0
Gain on sale of assets		(0.5)	—
Insurance recoveries	25	—	(1.2)
Other		1.3	0.6
		$(3.7)	$1.4
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended March 31,
	2023	2022
Receivables and other current assets	$(3.4)	$0.8
Inventories and non-current ore stockpiles	(14.8)	7.8
Accounts payable and accrued liabilities	(24.1)	(1.3)
	$(42.3)	$7.3

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	60

(c) Other investing activities

		Three months ended March 31,
	Notes	2023	2022
Interest received		$6.1	$0.6
Increase in restricted cash		(1.5)	—
Capital expenditures for exploration and evaluation assets	10	—	(0.4)
Other		(0.2)	(0.2)
		$4.4	$—
(d) Reconciliation of long-term debt arising from financing activities

	Equipment loans	5.75% senior notes	Credit Facility	Total
Balance, January 1, 2022	$18.7	$445.7	$—	$464.4
Cash changes:
Proceeds	6.0	—	455.0	461.0
Repayments	(7.4)	—	—	(7.4)
Non-cash changes:
Amortization of deferred financing charges	0.1	0.9	—	1.0
Foreign currency translation	(1.3)	—	—	(1.3)
Change in fair value of embedded derivative	—	1.5	—	1.5
Other	—	(0.5)	—	(0.5)
Balance, December 31, 2022	$16.1	$447.6	$455.0	$918.7
Cash changes:
Repayments	(2.2)	—	(255.0)	(257.2)
Non-cash changes:
Foreign currency translation	0.3	—	—	0.3
Balance, March 31, 2023	$14.2	$447.6	$200.0	$661.8
28.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine; and
•Canada - Doyon division, including Westwood mine.
The Company’s non-gold mine segments are divided as follows:
•Côté Gold project1;
•Exploration and evaluation and development; and
•Corporate - includes royalty interests.

	March 31, 2023			December 31, 2022
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$764.3	$1,193.3	$271.3	$798.0	$1,183.0	$287.7
Canada	330.8	355.1	234.0	316.8	348.7	226.4
Total gold mines	1,095.1	1,548.4	505.3	1,114.8	1,531.7	514.1
Côté Gold project	1,888.1	2,027.2	203.7	1,696.9	1,821.6	209.5
Exploration and evaluation and development	21.2	23.8	3.8	18.8	22.0	1.8
Corporate	70.6	374.2	1,178.6	73.3	264.2	1,216.6
Assets held for sale[1]	—	115.3	5.9	—	785.6	276.3
Total	$3,075.0	$4,088.9	$1,897.3	$2,903.8	$4,425.1	$2,218.3
1.Includes assets and liabilities held for sale relating to the Bambouk assets (note 5).
______________________________
1.The Côté Gold project is considered a separate operating segment following the decision to proceed with construction in July 2020 as the financial information for the project is reviewed regularly by the Company’s CODM to assess the performance of the project and to make resource allocation decisions. The segment includes the financial information of the Côté unincorporated joint venture as well as other financial information for the Côté Gold project outside of the Côté UJV.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	61

Three months ended March 31, 2023

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$186.5	$104.6	$38.3	$—	$—	$—	$43.6	$17.6
Canada	39.6	34.5	5.6	0.1	—	4.6	(5.2)	17.8
Total gold mines	226.1	139.1	43.9	0.1	—	4.6	38.4	35.4
Côté Gold project	—	—	—	0.1	1.0	0.1	(1.2)	158.6
Exploration and evaluation and development	—	—	—	—	6.7	0.1	(6.8)	—
Corporate[5]	0.1	—	0.1	12.5	—	0.5	(13.0)	0.1
Total continuing operations	$226.2	$139.1	$44.0	$12.7	$7.7	$5.3	$17.4	$194.1
Discontinued operations[6]	47.2	23.8	—	—	0.1	1.3	22.0	10.3
Total	$273.4	$162.9	$44.0	$12.7	$7.8	$6.6	$39.4	$204.4
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.Includes impact on revenues of delivering ounces into 2019 Prepay Arrangement and earnings from royalty interests.
6.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 4).
Three months ended March 31, 2022

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$248.2	$103.1	$54.9	$—	$—	$—	$90.2	$46.4
Canada[5]	30.8	31.0	4.9	—	—	(0.1)	(5.0)	7.3
Total gold mines	279.0	134.1	59.8	—	—	(0.1)	85.2	53.7
Côté Gold project	—	—	—	0.4	0.8	—	(1.2)	117.9
Exploration and evaluation and development	—	—	—	—	7.2	0.1	(7.3)	5.2
Corporate[6]	(14.0)	—	0.1	13.8	—	2.8	(30.7)	1.3
Total continuing operations	$265.0	$134.1	$59.9	$14.2	$8.0	$2.8	$46.0	$178.1
Discontinued operations[7]	91.6	66.5	15.1	0.9	0.2	1.3	7.6	28.8
Total	$356.6	$200.6	$75.0	$15.1	$8.2	$4.1	$53.6	$206.9
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.Changes in asset retirement obligation for Doyon closed site included in other expenses.
6.Includes earnings from royalty interests.
7.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 4).
29.    Commitments

	March 31, 2023	December 31, 2022
Purchase obligations	$155.3	$114.6
Capital expenditure obligations	289.3	347.0
Lease obligations	96.3	33.7
	$540.9	$495.3

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2023	62